Proskauer Rose LLP	Eleven Times Square	New York, NY 10036-8299

April 5, 2012	Peter M. Fass
Member of the Firm
d 212.969.3445
f 212.969.2900
pfass@proskauer.com
www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Duc Dang

RE:	United Realty Trust Incorporated
Amendment No. 2 to Registration Statement on
Form S-11
Filed February 13, 2012
File No. 333-178651

Dear Mr. Dang:

On behalf of our client, United Realty Trust Incorporated (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 2, 2012 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on December 21, 2011 (No. 333-178651), as amended by Amendment No. 1 filed by the Company with the Commission on December 21, 2011 and Amendment No. 2 filed by the Company with the Commission on February 13, 2012, (the registration statement, as so amended, the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter and in Amendment No. 3 to the registration statement (“Amendment No. 3”). Amendment No. 3 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 3. All page number references in the Company’s responses are to page numbers in Amendment No. 3.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC.

April 5, 2012

General

1.	We note your response to comment 3 of our letter dated January 18, 2012. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

We acknowledge that our response to comment 3 of your letter dated January 18, 2012 has been referred to the Division of Investment Management, and we will promptly answer any questions or comments it has after it has completed its review.

2.	We note your response to comment 4. Please note that we have referred your analysis to the Office of Mergers and Acquisitions and they will contact you directly when they have completed their review.

We acknowledge that our response to comment 4 of your letter dated January 18, 2012 has been referred to the Office of Mergers and Acquisitions, and we will promptly answer any questions or comments it has after it has completed its review.

3.	We note your response to comment 6 and the additional risk factor on page 30. It appears that if the NAV price is lower than your fixed primary offering price, it may impact an investor’s decision to purchase shares in the primary offering. Please discuss this impact or tell us why there would be no impact. Also, please tell us if the NAV pricing supplement would be used with the DRIP and the primary offering.

We have revised the risk factor on page 30 to discuss the possible impact on an investor’s decision to purchase common shares in the primary offering if the NAV price is lower or higher than the Company’s fixed primary offering price.

The NAV pricing supplement referenced on page 4 of the prospectus will be of use to prospective investors in the DRIP, who may elect to have their distributions reinvested in common shares. The Company will not use the NAV pricing supplement as a means of selling common shares in the primary offering, because the primary offering price will be fixed and not subject to change based on the Company’s daily NAV per common share.

Cover Page of the Prospectus

4.	We note your response to comment 11. Please revise the third bullet point to clarify that your sponsor has no experience operating a public REIT.

We have revised the third bullet point on the cover page of the prospectus to clarify that the Company’s sponsor has no experience operating a public REIT.

Prospectus Summary, page 1

April 5, 2012

What is the Market Opportunity, page 1

5.	Please elaborate on the “proposed asset acquisitions” referenced in the last sentence.

The Company currently has not contemplated any specific proposed asset acquisitions. The last sentence of the above-referenced section refers to the types of acquisitions that the Company expects to make generally. We have revised the disclosure to clarify this point.

What is your Dual Strategy, page 2

6.	Please balance your disclosure of seasoned management by clarifying that management has no experience operating a public REIT.

We have clarified our disclosure regarding seasoned management by stating that the Company’s management has no experience operating a public REIT.

What are your investment objectives, page 4

7.	Please discuss your basis for the expectation that a “limited secondary market” may result from “mini-tender offers.”

We believe that a limited secondary market may exist from time to time in the form of mini-tender offers, which are sometimes made to holders of shares in non-traded REITs. In a typical mini-tender offer, the prospective purchaser offers to purchase the shares of the target non-traded REIT at a significant discount from the price at which the shares were sold in the non-traded REIT’s initial public offering, and shareholders desiring liquidity will often tender their shares.

Recent examples of mini-tender offers in the non-traded REIT space include those by (i) MPF Flagship Fund 14, LLC and other entities for shares of Dividend Capital Total Realty Trust Inc. and (ii) CMG Partners, LLC for shares of Behringer Harvard REIT I, Inc. and Inland American Real Estate Trust, Inc.

Management, page 80

Executive Officers and Directors, page 82

8.	We note your response to comment 13. Please revise your table on page 82 to include the ages of Dr. Aronzon and Mr. Levine. Please refer to Item 401(a) of Regulation S-K.

We have revised the table on page 82 of the prospectus to include the ages of Dr. Aronzon and Mr. Levine.

April 5, 2012

9.	We reissue comment 14. You include a substantial amount of disclosure beyond that requested by Item 401 of Regulation S-K. If you elect to retain such disclosure, please revise to ensure completeness. For instance, you refer to experiences of several individuals but do not provide the timeframe associated with such experiences.

We have revised the disclosure as requested. Please see pages 84 – 88.

10.	We note your response to comment 14 replacing the term affiliates with “individual investors.” Please tell us if entities were formed for the investments disclosed in Mr. Frydman’s biography. If so, describe Mr. Frydman’s role with those entities. Please relocate the prior performance disclosure included in his biographical disclosure to the prior performance summary, where it can be discussed with full context and limited to the information suggested by Item 8 of Industry Guide 5.

With respect to Mr. Frydman’s prior investments, each property was held in a separate single purpose entity. For each of the 27 single-property single purpose entities, as the Company has disclosed on pages 156–157 of the prospectus, Mr. Frydman acted either as the sole controlling decision maker, or as a co-controlling decision maker with veto rights over all decisions.

Regarding the prior performance disclosure included in Mr. Frydman’s biography, we have revised the prospectus as requested. Please see pages 156–157.

Compensation Table, page 98

11.	We note your response to comment 17. Please confirm to us whether you will provide disclosure regarding compensation of your named executive officers in future Exchange Act reports. If not, please tell us your basis for not providing such information if you provide reimbursements for officers’ salaries.

We confirm that the Company will provide disclosure regarding compensation of its named executive officers in future reports filed with the Commission under the Securities Exchange Act of 1934, as amended.

12.	Please revise to identify the services that would be covered by the supplemental fee that are not already compensated for by the other fees disclosed here.

We have revised the disclosure as requested. Please see pages 17 and 107.

13.	Please revise to clarify here and in your conflicts disclosure whether your sponsor and its affiliates would be able to collect fees on both sides of any related party transactions.

We have revised the disclosure as requested. Please see pages 11, 100 and 114.

April 5, 2012

Other Real Estate and Real Estate-Related Loans and Securities, page 125

14.	We note your response to comment 12 that 20% of offering proceeds could be invested in debt interests. Please revise to elaborate on your intentions regarding debt investments. Are there any credit ratings or lien level limitations in your debt investment policies?

We have revised the disclosure as requested. Please see page 127.

Valuation Policies, page 137

15.	Please revise to clarify whether the appraisals used to determine your NAV will be disclosed to your shareholders and potential DRIP investors.

We have revised the disclosure as requested. Please see page 139.

16.	Please tell us why you accrue portfolio revenue instead of income and how you determined that the daily NAV should not account for accrued distributions.

Please note that the Company will in fact accrue portfolio income, as discussed on page 140 of the prospectus. Please also note that we have revised the table on page 140 to clarify that the Company will accrue portfolio income rather than portfolio revenue. As disclosed on page 140, NAV will be adjusted to account for accrued distributions. At the close of business on the date that is one business day after each record date for any declared distribution, which the Company refers to as the “distribution adjustment date,” the NAV will be reduced to reflect the accrual of the Company’s liability to pay the distribution to its stockholders of record as of the record date. The table on page 141 of the prospectus that shows a hypothetical NAV calculation assumes that the calculation occurs on a day which is not a distribution adjustment date, since a substantial majority of days will not be distribution adjustment dates.

Funds From Operations and Modified Funds From Operations, page 148

17.	We note your response to prior comment 23. Your disclosure on pages 149 and 150 continues to describe gains and losses on interest rate hedges and unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings as non-recurring, as compared to your disclosure on page 149 that only gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings are non-recurring. Please revise or advise.

We have revised the disclosure as requested. Please see page 151.

18.	Please revise your disclosure in footnote (4) on page 152 to clarify the types of assets for which the related mark-to-market adjustments are recorded. In this regard, it appears that the fair value adjustments for derivatives described in footnote (5) should be included in the adjustment for mark-to-market adjustments since they do not appear to be non-recurring gains or losses from the extinguishment or sale of derivatives.

We have revised the Registration Statement as requested, by revising footnote (4) to clarify the types of assets for which related mark-to-market adjustments are recorded. We have also revised footnote (5) to refer more precisely to the adjustments discussed in the respective line item in the reconciliation table.

April 5, 2012

Prior Performance Tables

Table III – Jacob Frydman and Affiliates, page A-1-5

19.	We note your response to comment 26. Please clarify if you have aggregated the operating performance of multiple programs in this one table. If so, please review Table III in Appendix II of Industry Guide 5 and tell us your basis for this presentation.

Please be advised that we have replaced the version of Table III most recently reviewed with two tables showing the operating results for the two properties controlled by Mr. Frydman and his affiliates for which the offerings closed in the most recent five years.

20.	We note your response to comment 27 that the operating results are presented on a cash basis. Please revise to disclose that the results are presented on a tax basis, if true, or if not, please tell us how you determined that it was appropriate to include results on a basis other than tax or GAAP. In addition, please revise to disclose significant differences in operating results between accounting on a tax and GAAP basis, if any.

We had stated that the operating results were presented on a cash basis. The operating results are in fact presented on a GAAP basis, and we have revised the introductory language to clarify such fact.

Table III – Eli Verschleiser and Affiliates, page A-1-10

21.	Please tell us why you have provided the operating data for the programs on an aggregated basis instead of on a per year basis, as described in Industry Guide 5. Considering the introductory language on page A-1-1 please confirm that references to “GAAP Basis” in the table are correct.

Please be advised that the Company has revised the Registration Statement to provide a separate table showing the operating data for each of the above-referenced programs on a per year basis, as described in Industry Guide 5. Additionally, the operating results are in fact presented on a GAAP basis, and we have revised the introductory language to clarify such fact.

Appendix A-2, page A-2-1

22.	We note your response to comment 30. Please note that the guidance included in Industry Guide 5 is intended to elicit information that may be relevant to passive investors in a blind pool offering and urges sponsors not to include excess information except as necessary to ensure that required disclosures are not misleading. Please refer to the instructions to Item 8 of Industry Guide 5 and advise.

Consistent with our telephone discussion with the Staff on March 16, 2012, we have made the requested revisions to Appendix A-2. The Company confirms that Appendix A-2 presents information with respect to each of Mr. Frydman’s commercial real estate investments since 1996.

April 5, 2012

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.